February 15, 2005

Securities and Exchange Commission
Office of Public Utility Regulation
901 E. Street NW
Washington, DC  20004

Interim Report Under Rule 24 of the
Public Utilities Holding Company Act of 1935
Progress Energy, Inc.
410 S. Wilmington Street
Raleigh, NC 27602
File No.: 70-10130

        In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003 (Release No. 35-27728, 70-10130), the undersigned hereby notifies the Commission that Moody’s Investor Service (“Moody’s”) downgraded Progress Energy Florida, Inc.‘s senior secured debt to A2 from A1, senior unsecured debt and Issuer Rating to A3 from A2; preferred stock to Baa2 from Baa1; and short-term rating for commercial paper to Prime-2 from Prime-1.

        Moody’s report, issued late Friday, February 11, 2005, stated: “The downgrade of Progress Energy Florida’s ratings reflects declining cash flow coverages and rising leverage over the last several years; higher costs for O&M, insurance, pension, and healthcare; unanticipated storm restoration costs experienced in 2004; regulatory risks associated with its upcoming 2005 rate case and the timing of hurricane cost recovery; and a large ongoing capital expenditure program to keep up with high customer growth rates and a required 20% reserve margin in Florida. The downgrade also reflects the integration of Progress Energy Florida into the overall Progress Energy system, with Progress Energy management increasingly operating its two utility subsidiaries as a single system. The utilities participate in a money pool arrangement for intercompany borrowing and their financial profiles have been converging over the last several years.”

        Moody’s report also stated that the rating outlook is stable for Progress Energy Florida (and also affirmed that Progress Energy Carolinas’ rating outlook “continues to be stable.”) The report stated that Progress Energy Florida “has manageable long-term debt maturities over the next several years and Moody’s expects its adjusted debt-to-capitalization ratio to remain at or close to the current 51% level for the immediate future.” Moody’s report cites the utility’s high growth rate, favorable demographics, the lack of deregulation in Florida and a generally constructive regulatory environment as factors affirming the stable outlook.

Very truly yours, PROGRESS ENERGY, INC. By:/s/ Thomas R. Sullivan Thomas R. Sullivan Treasurer